
07001972

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2007

SEC FILE NUMBER
8- 39049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THRASHER & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1204 S. E. 28TH STREET, SUITE 4
(No. and Street)

BENTONVILLE	AR	72712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID L. THRASHER — 479-273-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEALL BARCLAY & CO., PLC, CPAs
(Name – *if individual, state last, first, middle name*)

2005 WEST ELM STREET	ROGERS	AR	72757
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID L. THRASHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THRASER & COMPANY, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GLENNA HARRELL
Benton County
My Commission Expires
June 17, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
2007
WASH. D.C.
156
SECTION

THRASHER & COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

THRASHER & COMPANY, INC.
DECEMBER 31, 2006 AND 2005
CONTENTS

Beall Barclay & Company, PLC

CERTIFIED PUBLIC ACCOUNTANTS



INDEPENDENT AUDITORS' REPORT

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

We have audited the accompanying statements of financial condition of **Thrasher & Company, Inc.** (an S Corporation) as of December 31, 2006 and 2005, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thrasher & Company, Inc.** as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beall Barclay & Co, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
February 21, 2007

THRASHER & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 78,807	$ 36,636
Investments available for sale	32,219	30,857
Accounts receivable - commissions	3,672	292
Total Current Assets	114,698	67,785
PROPERTY AND EQUIPMENT, NET	24,670	35,126
OTHER ASSETS		
Special Reserve Account for the exclusive benefit of customers of Thrasher and Company, Inc.	500	500
	$ 139,868	$ 103,411
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Payroll taxes payable	$ 6,054	$ 4,096
Accounts payable	4,386	2,625
Other current liabilities	794	694
Total Current Liabilities	11,234	7,415
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	57,514	57,514
Additional paid-in capital	6,900	6,900
Retained earnings	63,566	31,678
Accumulated other comprehensive income	654	(96)
	128,634	95,996
	$ 139,868	$ 103,411

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2004	$ 57,514	$ 6,900	$ 34,975	$ (5,106)	$ 94,283
Dividends paid			(29,270)		(29,270)
Net income	-	-	25,973	-	25,973
Unrealized holding gain	-	-	-	5,010	5,010
BALANCE, DECEMBER 31, 2005	57,514	6,900	31,678	(96)	95,996
Dividends paid	-	-	(83,376)	-	(83,376)
Net income	-	-	115,264	-	115,264
Unrealized holding gain	-	-	-	750	750
BALANCE, DECEMBER 31, 2006	$ 57,514	$ 6,900	$ 63,566	$ 654	$ 128,634

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Balance, January 1	$ -	$ -
Increase (decrease)	-	-
Balance, December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Investments

All marketable securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out ("FIFO") method, are included in earnings, unrealized holding gains and losses are reported in other comprehensive income.

Accounts Receivable - Commissions

The Company considers accounts receivable - commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company leases its corporate office buildings under operating lease agreements from a LLC in which the owner is a member. The Company is responsible for insurance, maintenance, and real estate taxes associated with the office facilities. For each of the years ended December 31, 2006 and 2005, the rent paid to related parties for the office building totaled $18,600. See Note 8.

NOTE 3: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2006	2005
Office equipment	$ 18,784	$ 22,872
Automobiles	86,171	112,010
	104,955	134,882
Accumulated depreciation	80,285	99,756
	$ 24,670	$ 35,126

NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B). Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All Thrasher and Company, Inc. customer transactions are cleared through First Southwest Company.

NOTE 8: COMMITMENTS

The Corporation entered into a lease agreement for its office facilities with a term of five years. The following is a schedule by years of future minimum rentals under the lease at December 31, 2006:

2007	$ 18,600
2008	18,600
2009	18,600
2010	18,600

NOTE 9: ADDITIONAL CASH FLOW INFORMATION

The net increase in the unrealized holding gain on available for sale securities was $750 and $5,010, respectively, for the years ended December 31, 2006 and 2005.

Beall Barclay & Company, PLC

CERTIFIED PUBLIC ACCOUNTANTS



INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

We have audited the accompanying financial statements of **Thrasher & Company, Inc.** as of and for the year ended December 31, 2006 and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beall Barclay & Co, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
February 21, 2007

THRASHER & COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Total Ownership Equity from Balance Sheet	$ 128,634
Deduct:	
Assets not readily convertible to cash	
Depreciated value of fixed assets	(24,670)
15% Haircut on growth funds	(2,030)
7% Haircut on municipal funds	(1,308)
2% Haircut on money market fund	(300)
Net Capital as Defined by Rule 15c3-1	$ 100,326

See Independent Auditors' Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission.

Beall Barclay & Company, PLC

CERTIFIED PUBLIC ACCOUNTANTS



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

In planning and performing our audit of the financial statements and supplemental schedules of **Thrasher & Company, Inc.** ("the Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
February 21, 2007

END